Exhibit 7(c)1.

           Chiquita Brands International News Release


                      FOR IMMEDIATE RELEASE
                 CHIQUITA ANNOUNCES 1993 RESULTS

     CINCINNATI, OHIO, February 28, 1994 -- In line with its January 28 announcement of expected 1993 results, Chiquita Brands International, Inc. today reported a net loss for the year of $51 million, or $.99 per share. In 1992, Chiquita reported a net loss of $284 million, or $5.48 per share (including restructuring and reorganization charges of $61 million, or $1.18 per share, and a loss from discontinued operations of $62 million, or $1.20 per share).

     For its 1993 fourth quarter, Chiquita reported a net loss of $60 million, or $1.17 per share, compared to a net loss of $193 million, or $3.77 per share (including restructuring and reorganization charges of $61 million, or $1.18 per share, and a loss from discontinued operations of $41 million, or $.80 per share) for the 1992 fourth quarter.

     Operating income for 1993 was $104 million in contrast to an operating loss for 1992 of $97 million including restructuring and reorganization charges. Chiquita attributed the improvement to the continuing benefits of its multi-year investment spending program and the ongoing impact of its restructuring and cost reduction efforts. The Company indicated that since imposition of a new quota system on July 1, 1993 which in effect restricts the volume of Latin American bananas imported into the European Community ("EC"), 1993 prices within the EC increased to a higher level than in prior years. Chiquita also indicated that banana prices in other worldwide markets during the same period of 1993 were lower than in previous years, as displaced EC volume entered those markets.

     Keith E. Lindner, President and Chief Operating Officer stated: "In 1993 Chiquita substantially reduced its losses through significant cost reductions and began adjusting to the worldwide impact of the new EC quota system. As we begin 1994, year-to-date EC pricing is exceeding pre-quota early 1993 levels. Average price levels for markets outside the EC in early 1994 are also exceeding price levels for comparable pre-quota periods even though those markets have continued to absorb displaced EC volume."

     Chiquita recently received approximately $310 million from public sales of senior notes and preferred stock. The Company is proceeding with previously announced plans to redeem subordinated debt and/or repay portions of its outstanding subsidiary debt with the proceeds of these offerings. While net interest expense rose to $149 million in 1993 from $112 million in 1992, these refinancings will result in net interest savings for 1994 and future years.

     Chiquita is a leading international marketer, processor and producer of quality food products.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Sandra W. Heimann  (513) 784-8011
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
                   CHIQUITA BRANDS INTERNATIONAL, INC.
                   SUMMARY OF CONSOLIDATED OPERATIONS
   FOR THE QUARTER AND TWELVE MONTHS ENDED DECEMBER 31, 1993 AND 1992
              (In thousands, except for per share amounts)


                              Quarter Ended       Twelve Months Ended
                               December 31,           December 31,
                              1993       1992        1993       1992
Net sales                  $  567,135  $ 620,961   $2,532,925 $2,723,250

Operating income (loss)       (19,618)  (125,298)    103,848    (96,588)

Loss from continuing
  operations                  (60,416)  (152,440)    (51,081)  (221,708)

Discontinued operations            --    (40,977)         --    (62,332)

Net loss                   $  (60,416) $(193,417)  $ (51,081) $(284,040)

Fully diluted loss per
  common share:
  - Continuing operations  $    (1.17) $   (2.97)  $    (.99) $   (4.28)
  - Discontinued operations        --       (.80)         --      (1.20)
  - Net loss               $    (1.17) $   (3.77)  $    (.99) $   (5.48)

Weighted average number of
  common shares and
  equivalents outstanding      51,527     51,276      51,427     51,804

Quarterly results are subject to significant seasonal variations and are not necessarily indicative of the results of operations for a full fiscal year.

The operating loss for the quarter and twelve months ended December 31, 1992 includes restructuring and reorganization charges of $61.3 million.